Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2024	As at December 31, 2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	316,002	324,686	3,795
Intangible assets	6	32,748	29,101	340
Property, plant and equipment	4	81,608	77,760	909
Right-of-Use assets	5	17,955	21,886	256
Financial assets
Derivative assets	18	25	—	—
Investments	8	21,629	30,100	352
Trade receivables		4,045	599	7
Other financial assets	11	5,550	5,039	59
Investments accounted for using the equity method		1,044	1,034	12
Deferred tax assets		1,817	1,811	21
Non-current tax assets		9,043	7,861	92
Other non-current assets	12	10,331	7,424	87

Total non-current assets		501,797	507,301	5,930

Inventories	9	907	724	8
Financial assets
Derivative assets	18	1,333	859	10
Investments	8	311,171	436,108	5,098
Cash and cash equivalents	10	96,953	125,744	1,470
Trade receivables		115,477	114,616	1,340
Unbilled receivables		58,345	58,775	686
Other financial assets	11	10,536	9,107	106
Contract assets		19,854	14,205	166
Current tax assets		6,484	5,868	69
Other current assets	12	29,602	28,712	336

Total current assets		650,662	794,718	9,289

TOTAL ASSETS		1,152,459	1,302,019	15,219

EQUITY
Share capital		10,450	20,938	245
Share premium		3,291	1,921	22
Retained earnings		630,936	733,625	8,576
Share-based payment reserve		6,384	6,496	76
Special Economic Zone re-investment reserve		42,129	31,905	373
Other components of equity		56,693	58,964	689

Equity attributable to the equity holders of the Company		749,883	853,849	9,981
Non-controlling interests		1,340	1,963	23

TOTAL EQUITY		751,223	855,812	10,004

LIABILITIES
Financial liabilities
Loans and borrowings	13	62,300	64,034	748
Lease liabilities		13,962	18,783	220
Derivative liabilities	18	4	5	^
Other financial liabilities	15	4,985	7,825	91
Deferred tax liabilities		17,467	16,813	197
Non-current tax liabilities		37,090	41,330	483
Other non-current liabilities	16	12,970	16,161	189
Provisions	17	—	381	4

Total non-current liabilities		148,778	165,332	1,932

Financial liabilities
Loans, borrowings and bank overdrafts	13	79,166	102,638	1,200
Lease liabilities		9,221	8,104	95
Derivative liabilities	18	558	2,947	34
Trade payables and accrued expenses	14	88,566	81,200	949
Other financial liabilities	15	2,272	3,110	36
Contract liabilities		17,653	21,413	250
Current tax liabilities		21,756	30,301	354
Other current liabilities	16	31,295	29,664	347
Provisions	17	1,971	1,498	18

Total current liabilities		252,458	280,875	3,283

TOTAL LIABILITIES		401,236	446,207	5,215

TOTAL EQUITY AND LIABILITIES		1,152,459	1,302,019	15,219

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Srinivas Pallia Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
January 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2023	2024	2024	2023	2024	2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	21	222,051	223,188	2,609	675,520	665,842	7,783
Cost of revenues	22	(153,826)	(153,922)	(1,799)	(474,278)	(462,277)	(5,404)

Gross profit		68,225	69,266	810	201,242	203,565	2,379
Selling and marketing expenses	22	(19,178)	(16,081)	(188)	(54,529)	(49,313)	(576)
General and administrative expenses	22	(16,444)	(14,629)	(171)	(46,455)	(41,876)	(490)
Foreign exchange gains/(losses), net	24	262	410	5	468	(192)	(2)

Results from operating activities		32,865	38,966	456	100,726	112,184	1,311
Finance expenses	23	(3,125)	(4,146)	(48)	(9,244)	(11,003)	(129)
Finance and other income	24	5,785	9,708	113	17,137	26,383	309
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		(4)	5	^	(31)	(37)	^

Profit before tax		35,521	44,533	521	108,588	127,527	1,491
Income tax expense	20	(8,515)	(10,866)	(127)	(26,049)	(31,228)	(365)

Profit for the period		27,006	33,667	394	82,539	96,299	1,126

Profit attributable to:
Equity holders of the Company		26,942	33,538	392	82,106	95,658	1,118
Non-controlling interests		64	129	2	433	641	8

Profit for the period		27,006	33,667	394	82,539	96,299	1,126

Earnings per equity share:	25
Attributable to equity holders of the Company
Basic		2.58	3.21	0.04	7.73	9.15	0.11
Diluted		2.58	3.20	0.04	7.71	9.13	0.11
Weighted average number of equity shares used in computing earnings per equity share
Basic		10,436,941,772	10,457,414,881	10,457,414,881	10,621,971,206	10,454,728,795	10,454,728,795
Diluted		10,461,832,626	10,482,964,010	10,482,964,010	10,653,650,208	10,481,436,710	10,481,436,710

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Srinivas Pallia Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
January 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2023	2024	2024	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	27,006	33,667	394	82,539	96,299	1,126
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	253	(231)	(3)	259	150	2
Net change in fair value of investment in equity instruments measured at fair value through OCI	141	(367)	(4)	33	(533)	(7)

	394	(598)	(7)	292	(383)	(5)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	3,601	1,853	22	5,063	5,569	65
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(15)	1	^	(196)	14	^
Net change in time value of option contracts designated as cash flow hedges, net of taxes	(324)	269	3	(73)	(95)	(1)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(88)	(171)	(2)	113	(189)	(2)
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(286)	(1,100)	(13)	1,300	(1,555)	(18)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(81)	37	^	1,255	611	7

	2,807	889	10	7,462	4,355	51

Total other comprehensive income, net of taxes	3,201	291	3	7,754	3,972	46

Total comprehensive income for the period	30,207	33,958	397	90,293	100,271	1,172

Total comprehensive income attributable to:
Equity holders of the Company	30,154	33,783	395	89,963	99,590	1,164
Non-controlling interests	53	175	2	330	681	8

	30,207	33,958	397	90,293	100,271	1,172

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants	Rishad A. Premji Chairman	Deepak M. Satwalekar Director	Srinivas Pallia Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
January 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the period
Profit for the period	—	—	—	82,106	—	—	—	—	—	82,106	433	82,539
Other comprehensive income	—	—	—	—	—	—	4,857	1,340	1,660	7,857	(103)	7,754

Total comprehensive income for the period	—	—	—	82,106	—	—	4,857	1,340	1,660	89,963	330	90,293

Issue of equity shares on exercise of options	5,980,812	11	2,916	—	(2,916)	—	—	—	—	11	—	11
Issue of shares by controlled trust on exercise of options (1)	—	—	—	1,204	(1,204)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	6	4,292	—	—	—	—	4,298	—	4,298
Transferred from Special Economic Zone re-investment reserve	—	—	—	4,077	—	(4,077)	—	—	—	—	—	—
Buyback of equity shares, including tax thereon (4)	(269,662,921)	(539)	(3,768)	(141,015)	—	—	—	—	539	(144,783)	—	(144,783)
Transaction cost related to buyback of equity shares (4)	—	—	—	(390)	—	—	—	—	—	(390)	—	(390)
Dividend	—	—	—	—	—	—	—	—	—	—	(322)	(322)
Others	—	—	—	—	—	—	—	—	—	—	101	101

Other transactions for the period	(263,682,109)	(528)	(852)	(136,118)	172	(4,077)	—	—	539	(140,864)	(221)	(141,085)

As at December 31, 2023	5,224,235,632	10,448	2,837	606,952	5,804	42,726	48,112	(63)	13,447	730,263	698	730,961

(1)

Includes 6,580,333 treasury shares held as at December 31, 2023 by a controlled trust. 3,315,503 shares have been transferred by the controlled trust to eligible employees on exercise of options during the nine months ended December 31, 2023.

(2)	Refer to Note 19
(3)	Refer to Note 18
(4)	Refer to Note 30

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the period
Profit for the period	—	—	—	95,658	—	—	—	—	—	95,658	641	96,299
Other comprehensive income	—	—	—	—	—	—	5,534	(1,839)	237	3,932	40	3,972

Total comprehensive income for the period	—	—	—	95,658	—	—	5,534	(1,839)	237	99,590	681	100,271

Issue of equity shares on exercise of options	10,727,228	21	4,243	—	(4,243)	—	—	—	—	21	—	21
Bonus issue of equity shares (4)	5,233,369,207	10,467	(5,613)	(3,193)	—	—	—	—	(1,661)	—	—	—
Compensation cost related to employee share-based payment	—	—	—	—	4,355	—	—	—	—	4,355	—	4,355
Transferred from Special Economic Zone re-investment reserve	—	—	—	10,224	—	(10,224)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(58)	(58)

Other transactions for the period	5,244,096,435	10,488	(1,370)	7,031	112	(10,224)	—	—	(1,661)	4,376	(58)	4,318

As at December 31, 2024	10,469,234,681	20,938	1,921	733,625	6,496	31,905	52,795	(1,261)	7,430	853,849	1,963	855,812

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		245	22	8,576	76	373	617	(15)	87	9,981	23	10,004

(1)	Includes 11,905,480 treasury shares held as at December 31, 2024 by a controlled trust.
(2)	Refer to Note 19
(3)	Refer to Note 18
(4)	Refer to Note 31

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Chairman	Director	Chief Executive Officer and Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
January 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	82,539	96,299	1,126
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(2,174)	(766)	(9)
Depreciation, amortization and impairment expense	25,666	22,362	261
Unrealized exchange (gain)/loss, net	458	421	5
Share-based compensation expense	4,292	4,355	51
Share of net (profit)/loss of associate and joint venture accounted for using equity method	31	37	^
Income tax expense	26,049	31,228	365
Finance and other income, net of finance expenses	(7,893)	(15,380)	(180)
Change in fair value of contingent consideration	(508)	(167)	(2)
Lifetime expected credit loss/(write-back)	273	(41)	^
Other non-cash items	488	—	—
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	2,619	4,722	55
(Increase)/Decrease in unbilled receivables and contract assets	7,409	5,519	65
(Increase)/Decrease in Inventories	130	183	2
(Increase)/Decrease in other assets	12,634	5,013	59
Increase/(Decrease) in trade payables, accrued expenses, other liabilities and provisions	(9,820)	(7,429)	(87)
Increase/(Decrease) in contract liabilities	(3,850)	3,765	44

Cash generated from operating activities before taxes	138,343	150,121	1,755
Income taxes paid, net	(14,306)	(18,160)	(212)

Net cash generated from operating activities	124,037	131,961	1,543

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(6,262)	(7,862)	(92)
Proceeds from disposal of property, plant and equipment	3,903	1,516	18
Payment for purchase of investments	(725,864)	(596,107)	(6,968)
Proceeds from sale of investments	744,556	472,190	5,519
Payment for business acquisitions, net of cash acquired	—	(891)	(10)
Repayment of security deposit for property, plant and equipment	—	(300)	(4)
Interest received	15,786	19,810	232
Dividend received	2	1	^

Net cash generated from/(used in) investing activities	32,121	(111,643)	(1,305)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	11	21	^
Repayment of loans and borrowings	(74,500)	(112,419)	(1,314)
Proceeds from loans and borrowings	78,750	135,088	1,579
Payment of lease liabilities	(7,393)	(7,543)	(88)
Payment for contingent consideration	(1,293)	—	—
Interest and finance expenses paid	(7,641)	(6,713)	(78)
Payment of dividend to Non-controlling interest holders	(322)	—	—
Payment for buyback of equity shares, including tax and transaction cost	(145,173)	—	—

Net cash generated from/(used in) financing activities	(157,561)	8,434	99

Net increase/(decrease) in cash and cash equivalents during the period	(1,403)	28,752	336
Effect of exchange rate changes on cash and cash equivalents	634	26	^
Cash and cash equivalents at the beginning of the period	91,861	96,951	1,133

Cash and cash equivalents at the end of the period (Note 10)	91,092	125,729	1,469

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants Firm’s Registration No: 117366W/W - 100018	Chairman	Director	Chief Executive Officer and Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
January 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on January 17, 2025.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2024. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2024.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and nine months ended December 31, 2024, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 85.55 as published by Federal Reserve Board of Governors on December 31, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

i)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2024, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2024.

i. New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 is not expected to have any material impact on the interim condensed consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

On May 9, 2024, IASB issued IFRS 19 ‘Subsidiaries without Public accountability: Disclosures’ which specifies the disclosure requirements an entity is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. The standard allows a subsidiary which does not have public accountability and has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards, to elect IFRS 19. The Company is currently assessing the impact of adopting IFRS 19 on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture and fixtures		Office equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		—		413		3,236		1,488		200		2		5,339
Disposals		(486)		(947)		(6,217)		(1,025)		(240)		(124)		(9,039)
Translation adjustment		5		88		540		40		16		1		690

As at December 31, 2023	₹	4,379	₹	47,254	₹	115,291	₹	18,589	₹	7,794	₹	40	₹	193,347

Accumulated depreciation/ impairment:
As at April 1, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		—		1,111		8,809		1,618		481		5		12,024
Disposals		—		(484)		(5,565)		(948)		(233)		(123)		(7,353)
Translation adjustment		—		45		454		31		14		1		545

As at December 31, 2023	₹	—	₹	11,599	₹	89,199	₹	12,221	₹	6,190	₹	28	₹	119,237

Net carrying value as at December 31, 2023	₹	4,379	₹	35,655	₹	26,092	₹	6,368	₹	1,604	₹	12	₹	74,110

Capital work-in-progress													₹	7,296

Net carrying value including Capital work-in-progress as at December 31, 2023													₹	81,406

Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		—		428		6,975		1,716		354		3		9,476
Additions through Business combinations		—		—		373		—		1		—		374
Disposals		(486)		(1,174)		(22,815)		(1,586)		(663)		(131)		(26,855)
Translation adjustment		1		70		248		17		4		1		341

As at March 31, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693

Accumulated depreciation/ impairment:
As at April 1, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		—		1,490		11,856		2,193		638		7		16,184
Disposals		—		(683)		(22,019)		(1,444)		(639)		(130)		(24,915)
Translation adjustment		—		41		211		18		5		^		275

As at March 31, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565

Net carrying value as at March 31, 2024	₹	4,375	₹	35,249	₹	26,964	₹	5,946	₹	1,582	₹	12	₹	74,128

Capital work-in-progress													₹	7,480

Net carrying value including Capital work-in-progress as at March 31, 2024													₹	81,608

Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		4		2,342		4,493		728		580		6		8,153

Additions through Business combination (Refer to Note 7)		—		—		9		—		—		—		9
Disposals		—		(464)		(6,100)		(735)		(236)		(1)		(7,536)
Translation adjustment		(2)		(48)		(207)		(25)		(15)		(1)		(298)

As at December 31, 2024	₹	4,377	₹	48,854	₹	100,708	₹	18,201	₹	7,843	₹	38	₹	180,021

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		1,211		8,325		1,616		455		3		11,610
Disposals		—		(217)		(5,877)		(603)		(210)		(1)		(6,908)
Translation adjustment		—		(50)		(188)		(17)		(15)		(1)		(271)

As at December 31, 2024	₹	—	₹	12,719	₹	77,809	₹	13,283	₹	6,162	₹	23	₹	109,996

Net carrying value as at December 31, 2024	₹	4,377	₹	36,135	₹	22,899	₹	4,918	₹	1,681	₹	15	₹	70,025

Capital work-in-progress													₹	7,735

Net carrying value including Capital work-in-progress as at December 31, 2024													₹	77,760

^	Value is less than 0.5
(1)	Including net carrying value of computer equipment and software amounting to ₹ 16,672, ₹ 17,553 and ₹ 13,587, as at December 31, 2023, March 31, 2024 and December 31, 2024, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment (1)		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		—		4,033		263		156		4,452
Disposals		—		(3,532)		(634)		(185)		(4,351)
Translation adjustment		—		332		51		24		407

As at December 31, 2023	₹	1,278	₹	28,779	₹	2,260	₹	860	₹	33,177

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		14		3,971		333		137		4,455
Disposals		—		(2,191)		(559)		(164)		(2,914)
Translation adjustment		—		157		24		15		196

As at December 31, 2023	₹	91	₹	14,064	₹	990	₹	559	₹	15,704

Net carrying value as at December 31, 2023	₹	1,187	₹	14,715	₹	1,270	₹	301	₹	17,473

Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		65		6,505		264		251		7,085
Additions through Business combination		—		33		—		—		33
Disposals		—		(6,203)		(636)		(271)		(7,110)
Translation adjustment		—		172		34		4		210

As at March 31, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		21		5,485		444		181		6,131
Disposals		—		(4,439)		(561)		(244)		(5,244)
Translation adjustment		—		64		11		3		78

As at March 31, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932

Net carrying value as at March 31, 2024	₹	1,245	₹	15,216	₹	1,156	₹	338	₹	17,955

Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		8,954		33		165		9,152
Disposals		(221)		(3,687)		(2)		(153)		(4,063)
Translation adjustment		—		(53)		31		(9)		(31)

As at December 31, 2024	₹	1,122	₹	33,667	₹	2,304	₹	852	₹	37,945

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		16		3,987		338		133		4,474
Disposals		(14)		(3,140)		(2)		(148)		(3,304)
Translation adjustment		—		(46)		8		(5)		(43)

As at December 31, 2024	₹	100	₹	14,038	₹	1,430	₹	491	₹	16,059

Net carrying value as at December 31, 2024	₹	1,022	₹	19,629	₹	874	₹	361	₹	21,886

(1)	Including net carrying value of computer equipment amounting to ₹ 3, ₹ 2 and ₹ 1 as at December 31, 2023, March 31, 2024 and December 31, 2024, respectively.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2024		December 31, 2024
Balance at the beginning of the period	₹	307,970	₹	316,002
Translation adjustment		4,206		7,390
Acquisition through Business combinations(1)		4,314		1,294
Disposals		(488)		—

Balance at the end of the period	₹	316,002	₹	324,686

(1)

Acquisition through business combination for the year ended March 31, 2024 is after considering the impact of ₹ (503) towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2023.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing- related		Total
Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Deductions/adjustments		(6,748)		(207)		(6,955)
Translation adjustment		595		156		751

As at December 31, 2023	₹	43,660	₹	11,873	₹	55,533

Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (1) (2)		7,888		1,299		9,187
Deductions/adjustments		(6,748)		(207)		(6,955)
Translation adjustment		212		56		268

As at December 31, 2023	₹	16,769	₹	4,423	₹	21,192

Net carrying value as at December 31, 2023	₹	26,891	₹	7,450	₹	34,341

Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Acquisition through Business combination		556		390		946
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		609		163		772

As at March 31, 2024	₹	43,672	₹	11,972	₹	55,644

Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (1) (2)		9,961		1,795		11,756
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		209		50		259

As at March 31, 2024	₹	18,281	₹	4,615	₹	22,896

Net carrying value as at March 31, 2024	₹	25,391	₹	7,357	₹	32,748

Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through Business combination (Refer to Note 7)		1,896		—		1,896
Deductions/adjustments		(4,091)		(2,503)		(6,594)
Translation adjustment		1,052		270		1,322

As at December 31, 2024	₹	42,529	₹	9,739	₹	52,268

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		4,959		1,319		6,278
Deductions/adjustments		(4,091)		(2,503)		(6,594)
Translation adjustment		484		103		587

As at December 31, 2024	₹	19,633	₹	3,534	₹	23,167

Net carrying value as at December 31, 2024	₹	22,896	₹	6,205	₹	29,101

(1)

During the nine months ended December 31, 2023 and 2024, and year ended March 31, 2024, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 456 and ₹ Nil for the three months ended December 31, 2023 and 2024, respectively and ₹ 893 and ₹ 1,149 for the nine months ended December 31, 2023 and 2024 respectively, and ₹ 1,701 for the year ended March 31, 2024, as part of amortization and impairment.

(2)

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 1,589 and ₹ 2,800 for the three and nine months ended December 31, 2023 respectively and ₹ 2,807 for the year ended March 31, 2024, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

During the nine months ended December 31, 2024, the Company has completed a business combination by acquiring 100% equity interest in Applied Value Technologies, Inc. and Applied Value Technologies B.V. (“AVT”). AVT helps enterprises transform IT operations through a highly customized and data-driven approach. AVT will augment Wipro’s existing application services capabilities, helping drive new growth opportunities. The acquisition was consummated on December 16, 2024, for total consideration (upfront cash to acquire control, deferred consideration and contingent consideration) of ₹ 2,805.

Description	AVT
Net assets	₹	181
Fair value of customer-related intangibles		1,896
Deferred tax liabilities on intangible assets		(566)

Total identifiable assets	₹	1,511
Goodwill		1,294

Total purchase price	₹	2,805

Net Assets include:
Cash and cash equivalents	₹	113
Fair value of acquired trade receivables included in net assets		215
Gross contractual amount of acquired trade receivables		215
Less: Allowance for lifetime expected credit loss		—
Transaction costs included in general and administrative expenses	₹	45

The above purchase price allocation for AVT is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 1,294 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The total consideration of AVT includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2027, and range of contingent consideration payable is between ₹ Nil and ₹ 2,122. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,773 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,537 is recorded as part of provisional purchase price allocation.

The pro-forma effects of acquisition of AVT for the three and nine months ended December 31, 2024, on the Company’s results were not material.

8. Investments

	As at
	March 31, 2024		December 31, 2024
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,404	₹	5,075
Fixed maturity plan mutual funds		1,395		1,180
Financial instruments at FVTOCI
Equity instruments (1)		15,830		16,174
Financial instruments at amortized cost
Inter corporate and term deposits		^		7,671

	₹	21,629	₹	30,100

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	71,686	₹	126,516
Fixed maturity plan mutual funds		—		295
Financial instruments at FVTOCI
Non-convertible debentures		154,407		214,685
Government securities		7,030		10,654
Commercial papers		11,845		3,953
Bonds		28,195		18,940
Financial instruments at amortized cost
Inter corporate and term deposits (3)		38,008		61,065

	₹	311,171	₹	436,108

	₹	332,800	₹	466,208

Financial instruments at FVTPL	₹	77,485	₹	133,066
Financial instruments at FVTOCI		217,307		264,406
Financial instruments at amortized cost		38,008		68,736

^	Value is less than 0.5
(1)	Uncalled capital commitments outstanding as at March 31, 2024 and December 31, 2024, was ₹ 1,450 and ₹ 1,795, respectively.
(2)	As at March 31, 2024 and December 31, 2024, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 218 and ₹ 229, respectively.
(3)

These deposits earn a fixed rate of interest. As at March 31, 2024 and December 31, 2024, term deposits include current deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 117 and ₹ 165, respectively.

9. Inventories

	As at
	March 31, 2024		December 31, 2024
Stores and spare parts	₹	27	₹	8
Traded goods		880		716

	₹	907	₹	724

10. Cash and cash equivalents

	As at
	March 31, 2024		December 31, 2024
Cash and bank balances	₹	60,648	₹	69,416
Demand deposits with banks (1)		36,305		56,328

	₹	96,953	₹	125,744

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	December 31, 2023		December 31, 2024
Cash and cash equivalents	₹	91,113	₹	125,744
Bank overdrafts		(21)		(15)

	₹	91,092	₹	125,729

11. Other financial assets

	As at
	March 31, 2024		December 31, 2024
Non-current
Security deposits	₹	1,221	₹	1,377
Finance lease receivables		4,270		3,365
Dues from officers and employees		59		27
Others		—		270

	₹	5,550	₹	5,039

Current
Security deposits	₹	2,035	₹	1,855
Dues from officers and employees		596		396
Interest receivables		230		1,183
Finance lease receivables		5,307		5,259
Others		2,368		414

	₹	10,536	₹	9,107

	₹	16,086	₹	14,146

12. Other assets

	As at
	March 31, 2024		December 31, 2024
Non-current
Prepaid expenses	₹	3,424	₹	2,311
Costs to obtain contract (1)		2,324		3,669
Costs to fulfil contract (2)		205		366
Others		4,378		1,078

	₹	10,331	₹	7,424

Current
Prepaid expenses	₹	17,574	₹	15,375
Dues from officers and employees		343		344
Advance to suppliers		3,267		3,252
Balance with GST and other authorities		6,029		6,285
Costs to obtain contract (1)		867		1,875
Costs to fulfil contract (2)		60		113
Others		1,462		1,468
	₹	29,602	₹	28,712

	₹	39,933	₹	36,136

(1)

Costs to obtain contract amortization of ₹ 236 and ₹ 322 during the three months ended December 31, 2023 and 2024 respectively, ₹ 808 and ₹ 977 during the nine months ended December 31, 2023 and 2024 respectively.

(2)

Costs to fulfil contract amortization of ₹ 15 and ₹ 22 during the three months ended December 31, 2023 and 2024 respectively, ₹ 45 and ₹ 52 during the nine months ended December 31, 2023 and 2024 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2024		December 31, 2024
Non-current
Unsecured Notes 2026 (1)	₹	62,300	₹	64,034

	₹	62,300	₹	64,034

Current
Borrowings from banks	₹	79,164	₹	102,623
Bank overdrafts		2		15

	₹	79,166	₹	102,638

	₹	141,466	₹	166,672

(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

14. Trade payables and accrued expenses

	As at
	March 31, 2024		December 31, 2024
Trade payables	₹	23,275	₹	16,050
Accrued expenses		65,291		65,150

	₹	88,566	₹	81,200

15. Other financial liabilities

	As at
	March 31, 2024		December 31, 2024
Non-current
Contingent consideration (Refer to Note 18)	₹	429	₹	1,554
Liability on written put options to non-controlling interests (Refer to Note 18)		4,303		4,821
Deposits and others		253		1,450

	₹	4,985	₹	7,825

Current
Contingent consideration (Refer to Note 18)	₹	—	₹	262
Advance from customers		598		452
Cash settled ADS RSUs		3		—
Capital creditors		333		876
Deposits and others		1,338		1,520

	₹	2,272	₹	3,110

	₹	7,257	₹	10,935

16. Other liabilities

	As at
	March 31, 2024		December 31, 2024
Non-current
Employee benefits obligations	₹	4,219	₹	4,381
Others		8,751		11,780

	₹	12,970	₹	16,161

Current
Employee benefits obligations	₹	16,057	₹	15,060
Statutory and other liabilities		13,275		12,947
Advance from customers		1,192		590
Others		771		1,067

	₹	31,295	₹	29,664

	₹	44,265	₹	45,825

17. Provisions

	As at
	March 31, 2024		December 31, 2024
Non-current
Provision for onerous contracts	₹	—	₹	381

	₹	—	₹	381

Current
Provision for onerous contracts	₹	1,599	₹	1,155
Provision for warranty		217		206
Others		155		137

	₹	1,971	₹	1,498

	₹	1,971	₹	1,879

18. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2024 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—	₹	—	₹	96,953	₹	96,953
Investments (Refer to Note 8)
Equity Instruments		4,404		—		15,830		—		20,234
Fixed maturity plan mutual funds		1,395		—		—		—		1,395
Short-term mutual funds		71,686		—		—		—		71,686
Non-convertible debentures		—		154,407		—		—		154,407
Government securities		—		7,030		—		—		7,030
Commercial papers		—		11,845		—		—		11,845
Bonds		—		28,195		—		—		28,195
Inter corporate and term deposits		—		—		—		38,008		38,008
Other financial assets
Trade receivables		—		—		—		119,522		119,522
Unbilled receivables		—		—		—		58,345		58,345
Other financial assets (Refer to Note 11)		—		—		—		16,086		16,086
Derivative assets (Refer to Note 18)		390		—		968		—		1,358

	₹	77,875	₹	201,477	₹	16,798	₹	328,914	₹	625,064

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	—	₹	—	₹	88,566	₹	88,566
Other financial liabilities (Refer to Note 15)		—		—		—		7,257		7,257
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—		—		141,466		141,466
Lease liabilities		—		—		—		23,183		23,183
Derivative liabilities (Refer to Note 18)		329		—		233		—		562

	₹	329	₹	—	₹	233	₹	260,472	₹	261,034

The carrying value of financial instruments by categories as at December 31, 2024 is as follows:

			Fair value through other comprehensive income
	Fair value through profit or loss		Mandatory		Designated upon initial recognition		Amortized cost		Total
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	—	₹	—	₹	—	₹	125,744	₹	125,744
Investments (Refer to Note 8)
Equity Instruments		5,075		—		16,174		—		21,249
Fixed maturity plan mutual funds		1,475		—		—		—		1,475
Short-term mutual funds		126,516		—		—		—		126,516
Non-convertible debentures		—		214,685		—		—		214,685
Government securities		—		10,654		—		—		10,654
Commercial papers		—		3,953		—		—		3,953
Bonds		—		18,940		—		—		18,940
Inter corporate and term deposits		—		—		—		68,736		68,736
Other financial assets
Trade receivables		—		—		—		115,215		115,215
Unbilled receivables		—		—		—		58,775		58,775
Other financial assets (Refer to Note 11)		—		—		—		14,146		14,146
Derivative assets (Refer to Note 18)		171		—		688		—		859

	₹	133,237	₹	248,232	₹	16,862	₹	382,616	₹	780,947

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	—	₹	—	₹	—	₹	81,200	₹	81,200
Other financial liabilities (Refer to Note 15)		—		—		—		10,935		10,935
Loans, borrowings and bank overdrafts (Refer to Note 13)		—		—		—		166,672		166,672
Lease liabilities		—		—		—		26,887		26,887
Derivative liabilities (Refer to Note 18)		672		—		2,280		—		2,952

	₹	672	₹	—	₹	2,280	₹	285,694	₹	288,646

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2024 and December 31, 2024, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield of Unsecured Notes 2026 as of December 31, 2024 is 4.99%

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfer between Level 1, 2 and 3 during the year ended March 31, 2024 and nine months ended December 31, 2024.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2024								December 31, 2024
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	968	₹	—	₹	968	₹	—	₹	688	₹	—	₹	688	₹	—
Others		390		—		390		—		171		—		171		—
Investments:
Short-term mutual funds		71,686		71,686		—		—		126,516		126,516		—		—
Fixed maturity plan mutual funds		1,395		—		1,395		—		1,475		—		1,475		—
Equity instruments		20,234		108		—		20,126		21,249		61		—		21,188
Non-convertible debentures, government securities, commercial papers and bonds		201,477		1,282		200,195		—		248,232		10,401		237,831		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(233)	₹	—	₹	(233)	₹	—	₹	(2,280)	₹	—	₹	(2,280)	₹	—
Others		(329)		—		(329)		—		(672)		—		(672)		—
Liability on written put options to non-controlling interests		(4,303)		—		—		(4,303)		(4,821)		—		—		(4,821)
Contingent consideration		(429)		—		—		(429)		(1,816)		—		—		(1,816)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.

Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2024 and nine months ended December 31, 2024:

	As at
Investment in equity instruments	March 31, 2024		December 31, 2024
Balance at the beginning of the period	₹	19,321	₹	20,126
Additions		1,277		1,378
Disposals (1) (2)		(416)		(535)
Gain/(loss) recognized in consolidated statement of income		(136)		376
Gain/(loss) recognized in other comprehensive income		(485)		(693)
Translation adjustment		565		536

Balance at the end of the period	₹	20,126	₹	21,188

(1)	During the year ended March 31, 2024, the Company sold its shares in Moogsoft (Herd) Inc. at a fair value of ₹ 179 and recognized a cumulative loss of ₹ 91 in other comprehensive income.
(2)

During the nine months ended December 31, 2024, the Company sold its shares in Headspin Inc. and Sealights Technologies Ltd at a fair value of ₹ 397 and recognized a cumulative loss of ₹ 185 in other comprehensive income and cumulative gain of ₹ 58 in the consolidated statement of income.

	As at
Contingent consideration	March 31, 2024		December 31, 2024
Balance at the beginning of the period	₹	(3,053)	₹	(429)
Addition through Business combination		—		(1,537)
Reversals (1)		1,300		167
Payouts		1,294		—
Finance expense (recognized)/reversed in consolidated statement of income		55		4
Translation adjustment		(25)		(21)

Balance at the end of the period	₹	(429)	₹	(1,816)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2024		December 31, 2024
Balance at the beginning of the period	₹	—	₹	(4,303)
Addition through Business combination		(4,238)		—
Finance expense recognized in consolidated statement of income		(33)		(396)
Translation adjustment		(32)		(122)

Balance at the end of the period	₹	(4,303)	₹	(4,821)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Nine months ended December 31,
	2023		2024
Balance as at the beginning of the period	₹	(1,762)	₹	773
Changes in fair value of effective portion of derivatives		389		(1,958)
Deferred cancellation gain/(loss), net		14		(102)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		1306		(454)
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		(27)		43

Gain/(loss) on cash flow hedging derivatives, net	₹	1,682	₹	(2,471)

Balance as at the end of the period	₹	(80)	₹	(1,698)
Deferred tax asset/(liability) thereon		17		437

Balance as at the end of the period, net of deferred taxes	₹	(63)	₹	(1,261)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (346); net (gain)/loss reclassified to cost of revenues of ₹ (13); net (gain)/loss reclassified to finance expenses of ₹ (168), and net (gain)/loss reclassified to finance and other income of ₹ 73 for the nine months ended December 31, 2024.

The related hedge transactions for balance in cash flow hedging reserves as at December 31, 2024 are expected to occur and be reclassified to the statement of income over a period of 20 months.

As at December 31, 2023 and 2024, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

19. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Nine months ended December 31,
	2023		2024
Balance at the beginning of the period	₹	43,255	₹	47,261
Translation difference related to foreign operations, net		5,053		5,520
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		(196)		14

Balance at the end of the period	₹	48,112	₹	52,795

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	—
Other comprehensive income		372		1,255		33		—		—
Buyback of equity shares (Refer to Note 30)		—		—		—		539		—
As at December 31, 2023	₹	(176)	₹	1,136	₹	10,826	₹	1,661	₹	—
As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		159		611		(533)		—		—
Bonus issue of equity shares (Refer to Note 31)		—		—		—		(1,661)		—
As at December 31, 2024	₹	(127)	₹	2,008	₹	9,787	₹	—	₹	(4,238)

20. Income taxes

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Income tax expense as per the consolidated statement of income	₹	8,515	₹	10,866	₹	26,049	₹	31,228
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(6)		(99)		190		3
Gains/(losses) on cash flow hedging derivatives		(237)		(354)		343		(632)
Remeasurements of the defined benefit plans		90		(94)		133		75

	₹	8,362	₹	10,319	₹	26,715	₹	30,674

Income tax expense consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Current taxes	₹	8,958	₹	10,829	₹	27,379	₹	32,349
Deferred taxes		(443)		37		(1,330)		(1,121)

	₹	8,515	₹	10,866	₹	26,049	₹	31,228

Income tax expenses are net of provision reversal of taxes pertaining to earlier periods, amounting to ₹ 552 and ₹ 815 for the three months ended December 31, 2023 and 2024, and ₹ 1,288 and ₹ 1,617 for the nine months ended December 31, 2023 and 2024, respectively.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the three and nine months ended December 31, 2024. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

21. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 28 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended December 31, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	68,507	₹	66,468	₹	61,389	₹	24,882	₹	221,246	₹	—	₹	221,246
Sale of products		—		—		—		—		—		805		805

	₹	68,507	₹	66,468	₹	61,389	₹	24,882	₹	221,246	₹	805	₹	222,051

B. Revenue by sector
Banking, Financial Services and Insurance	₹	506	₹	40,615	₹	22,378	₹	8,871	₹	72,370
Health		25,096		30		4,484		1,178		30,788
Consumer		25,180		1,408		10,897		4,055		41,540
Technology & Communications (1)		17,364		6,205		7,463		4,617		35,649
Energy, Manufacturing & Resources (1)		361		18,210		16,167		6,161		40,899

	₹	68,507	₹	66,468	₹	61,389	₹	24,882	₹	221,246	₹	805	₹	222,051

C. Revenue by nature of contract
Fixed price and volume based	₹	39,123	₹	35,284	₹	36,464	₹	15,080	₹	125,951	₹	—	₹	125,951
Time and materials		29,384		31,184		24,925		9,802		95,295		—		95,295
Products		—		—		—		—		—		805		805

	₹	68,507	₹	66,468	₹	61,389	₹	24,882	₹	221,246	₹	805	₹	222,051

Information on disaggregation of revenues for the three months ended December 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	—	₹	222,441
Sale of products		—		—		—		—		—		747		747

	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	747	₹	223,188

B. Revenue by sector
Banking, Financial Services and Insurance	₹	305	₹	43,563	₹	22,428	₹	9,556	₹	75,852
Health		28,476		59		3,275		882		32,692
Consumer		26,075		1,800		10,670		3,688		42,233
Technology & Communications (1)		16,183		5,955		8,277		3,555		33,970
Energy, Manufacturing & Resources (1)		855		16,621		14,624		5,594		37,694

	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	747	₹	223,188

C. Revenue by nature of contract
Fixed price and volume based	₹	37,063	₹	34,704	₹	35,451	₹	14,174	₹	121,392	₹	—	₹	121,392
Time and materials		34,831		33,294		23,823		9,101		101,049		—		101,049
Products		—		—		—		—		—		747		747

	₹	71,894	₹	67,998	₹	59,274	₹	23,275	₹	222,441	₹	747	₹	223,188

Information on disaggregation of revenues for the nine months ended December 31, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	200,864	₹	201,626	₹	192,436	₹	77,626	₹	672,552	₹	—	₹	672,552
Sale of products		—		—		—		—		—		2,968		2,968

	₹	200,864	₹	201,626	₹	192,436	₹	77,626	₹	672,552	₹	2,968	₹	675,520

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,966	₹	123,785	₹	72,308	₹	26,798	₹	224,857
Health		69,636		141		13,588		3,775		87,140
Consumer		77,038		3,742		32,478		12,575		125,833
Technology & Communications (1)		51,500		18,801		23,279		14,883		108,463
Energy, Manufacturing & Resources (1)		724		55,157		50,783		19,595		126,259

	₹	200,864	₹	201,626	₹	192,436	₹	77,626	₹	672,552	₹	2,968	₹	675,520

C. Revenue by nature of contract
Fixed price and volume based	₹	114,583	₹	105,065	₹	113,116	₹	46,792	₹	379,556	₹	—	₹	379,556
Time and material		86,281		96,561		79,320		30,834		292,996		—		292,996
Products		—		—		—		—		—		2,968		2,968

	₹	200,864	₹	201,626	₹	192,436	₹	77,626	₹	672,552	₹	2,968	₹	675,520

Information on disaggregation of revenues for the nine months ended December 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	—	₹	663,963
Sale of products		—		—		—		—		—		1,879		1,879

	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	1,879	₹	665,842

B. Revenue by sector
Banking, Financial Services and Insurance	₹	976	₹	128,644	₹	69,627	₹	28,391	₹	227,638
Health		80,014		107		10,858		2,465		93,444
Consumer		77,477		5,580		32,284		11,541		126,882
Technology & Communications (1)		47,322		18,515		24,142		11,769		101,748
Energy, Manufacturing & Resources (1)		2,369		50,602		44,784		16,496		114,251

	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	1,879	₹	665,842

C. Revenue by nature of contract
Fixed price and volume based	₹	107,892	₹	103,383	₹	107,997	₹	41,723	₹	360,995	₹	—	₹	360,995
Time and materials		100,266		100,065		73,698		28,939		302,968		—		302,968
Products		—		—		—		—		—		1,879		1,879

	₹	208,158	₹	203,448	₹	181,695	₹	70,662	₹	663,963	₹	1,879	₹	665,842

(1)

Effective October 1, 2024, the Company has reorganized its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing & Resources” sector. Comparative period disaggregation of revenue has been restated to give effect to this change.

22. Expenses by nature

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Employee compensation	₹	134,234	₹	133,035	₹	413,046	₹	400,023
Sub-contracting and technical fees		25,780		25,903		78,712		75,252
Cost of hardware and software		831		778		3,138		2,329
Travel		3,529		3,164		11,753		10,937
Facility expenses		3,562		3,884		10,829		11,954
Software license expense for internal use		4,675		5,080		13,983		14,387
Depreciation, amortization and impairment (1)		9,316		6,765		25,666		22,362
Communication		1,313		871		3,922		2,943
Legal and professional fees		2,477		2,842		7,235		8,137
Rates, taxes and insurance		1,476		1,503		4,579		4,114
Marketing and brand building		1,031		1,032		2,888		2,674
Lifetime expected credit loss/ (write-back)		(166)		(608)		273		(41)
(Gain)/loss on sale of property, plant and equipment, net (2)		68		77		(2,174)		(766)
Miscellaneous expenses (3)		1,322		306		1,412		(839)

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	189,448	₹	184,632	₹	575,262	₹	553,466

(1)

Depreciation, amortization and impairment includes an impairment charge on intangible assets amounting to ₹ 456 and ₹ Nil for the three months ended December 31, 2023 and 2024, respectively and ₹ 893 and ₹ 1,149 for the nine months ended December 31, 2023 and 2024, respectively (Refer to Note 6).

(2)

(Gain)/loss on sale of property, plant and equipment for the nine months ended December 31, 2023 and 2024, includes gain on sale of immovable properties of ₹ (2,357) and gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), respectively.

(3)

Miscellaneous expenses are net of reversals of contingent consideration of ₹ 508 and ₹ 167 for the nine months ended December 31, 2023 and 2024 (Refer to Note 18). Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the nine months ended December 31, 2024.

23. Finance expenses

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Interest expense (1)	₹	3,125	₹	4,146	₹	9,244	₹	11,003

	₹	3,125	₹	4,146	₹	9,244	₹	11,003

(1)

Includes Interest expense on lease liabilities of ₹ 308 and ₹ 404 for the three months ended December 31, 2023 and 2024, respectively and ₹ 960 and ₹ 1,151 for the nine months ended December 31, 2023, and 2024, respectively.

24. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Interest income	₹	4,735	₹	7,478	₹	14,137	₹	19,681
Dividend income from equity investments designated as FVTOCI		—		—		2		1
Net gain from investments classified as FVTPL		1,054		2,302		3,127		6,773
Net loss from investments classified as FVTOCI		(4)		(72)		(129)		(72)

Finance and other income	₹	5,785	₹	9,708	₹	17,137	₹	26,383

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(632)	₹	(350)	₹	(101)	₹	(903)
Other foreign exchange gains/(losses), net		894		760		569		711

Foreign exchange gains/(losses), net	₹	262	₹	410	₹	468	₹	(192)

25. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Profit attributable to equity holders of the Company	₹	26,942	₹	33,538	₹	82,106	₹	95,658
Weighted average number of equity shares outstanding		10,436,941,772		10,457,414,881		10,621,971,206		10,454,728,795

Basic earnings per equity share	₹	2.58	₹	3.21	₹	7.73	₹	9.15

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Profit attributable to equity holders of the Company	₹	26,942	₹	33,538	₹	82,106	₹	95,658
Weighted average number of equity shares outstanding		10,436,941,772		10,457,414,881		10,621,971,206		10,454,728,795
Effect of dilutive equivalent share options		24,890,854		25,549,129		31,679,002		26,707,915

Weighted average number of equity shares for diluted earnings per equity share		10,461,832,626		10,482,964,010		10,653,650,208		10,481,436,710

Diluted earnings per equity share	₹	2.58	₹	3.20	₹	7.71	₹	9.13

Earnings per share and number of shares outstanding for the three months and nine months ended December 31, 2023, have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders). Refer to Note 31.

Earnings per share for each of the three months ended June 30, 2023, September 30, 2023 and December 31, 2023 will not add up to earnings per share for the nine months ended December 31, 2023, on account of buyback of equity shares.

26. Employee compensation

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Salaries and bonus	₹	128,329	₹	126,258	₹	394,308	₹	380,914
Employee benefits plans		4,715		5,065		14,441		14,762
Share-based compensation (1)		1,190		1,712		4,297		4,347

	₹	134,234	₹	133,035	₹	413,046	₹	400,023

(1)

Includes ₹ (3) and ₹ (3) for the three months ended December 31, 2023 and 2024, respectively and ₹ 5 and ₹ (8) for the nine months ended December 31, 2023 and 2024 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
Cost of revenues	₹	110,777	₹	112,409	₹	343,354	₹	338,529
Selling and marketing expenses		12,808		12,186		38,416		36,562
General and administrative expenses		10,649		8,440		31,276		24,932

	₹	134,234	₹	133,035	₹	413,046	₹	400,023

The Company has granted below options under RSU and ADS option plan:

	Three months ended December 31,		Nine months ended December 31,
	2023	2024	2023	2024
Restricted Stock Units (RSU)	—	85,637	3,273,900	3,431,043
ADS RSU	422,024	74,677	8,775,276	8,470,177
Performance based stock options (RSUs)	—	—	1,892,498	2,014,993
Performance based stock options (ADS)	10,331	25,510	5,659,164	5,323,067

Numbers in above table are not given effect of bonus shares issued during the three months ended December 31, 2024.

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

27. Commitments and contingencies

Capital commitments: As at March 31, 2024 and December 31, 2024 the Company had committed to spend approximately ₹ 10,322 and ₹ 9,170 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2024 and December 31, 2024, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,455 and ₹ 12,941 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 95,520 and ₹ 98,007 are not acknowledged as debt as at March 31, 2024 and December 31, 2024, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 18,799 and ₹ 19,480 as of March 31, 2024, and December 31, 2024, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

28. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2023, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	68,581	₹	66,541	₹	61,473	₹	24,913	₹	221,508	₹	805	₹	—	₹	222,313
Segment result		16,459		15,180		7,906		3,433		42,978		114		(2,675)		40,417
Unallocated										(7,552)		—		—		(7,552)

Segment result total									₹	35,426	₹	114	₹	(2,675)	₹	32,865
Finance expenses																(3,125)
Finance and other income																5,785
Share of net profit/(loss) of associate accounted for using the equity method																(4)

Profit before tax															₹	35,521
Income tax expense																(8,515)

Profit for the period															₹	27,006

Depreciation, amortization and impairment															₹	9,316

Information on reportable segments for the three months ended December 31, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	72,010	₹	68,120	₹	59,282	₹	23,439	₹	222,851	₹	747	₹	—	₹	223,598
Segment result		14,966		15,275		7,600		3,667		41,508		29		(53)		41,484
Unallocated										(2,518)						(2,518)

Segment result total									₹	38,990	₹	29	₹	(53)	₹	38,966
Finance expenses																(4,146)
Finance and other income																9,708
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																5

Profit before tax															₹	44,533
Income tax expense																(10,866)

Profit for the period															₹	33,667

Depreciation, amortization and impairment															₹	6,765

Information on reportable segments for the nine months ended December 31, 2023, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	201,001	₹	201,758	₹	192,583	₹	77,678	₹	673,020	₹	2,968	₹	—	₹	675,988
Segment result		45,283		43,372		25,421		9,218		123,294		(514)		(6,761)		116,019
Unallocated										(15,293)		—		—		(15,293)

Segment result total									₹	108,001	₹	(514)	₹	(6,761)	₹	100,726
Finance expense																(9,244)
Finance and other income																17,137
Share of net profit/(loss) of associates accounted for using the equity method																(31)

Profit before tax															₹	108,588
Income tax expense																(26,049)

Profit for the period															₹	82,539

Depreciation, amortization and impairment															₹	25,666

Information on reportable segments for the nine months ended December 31, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	208,103	₹	203,390	₹	181,525	₹	70,753	₹	663,771	₹	1,879	₹	—	₹	665,650
Segment result		41,991		45,813		21,294		9,178		118,276		(201)		16		118,091
Unallocated										(5,907)		—		—		(5,907)

Segment result total									₹	112,369	₹	(201)	₹	16	₹	112,184
Finance expense																(11,003)
Finance and other income																26,383
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(37)

Profit before tax															₹	127,527
Income tax expense																(31,228)

Profit for the period															₹	96,299

Depreciation, amortization and impairment															₹	22,362

Revenues from India, being Company’s country of domicile, is ₹ 5,863 and ₹ 5,311 for the three months ended December 31, 2023 and 2024, respectively and ₹ 17,909 and ₹ 15,428 for the nine months ended December 31, 2023, and 2024, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended December 31,				Nine months ended December 31,
	2023		2024		2023		2024
United States of America	₹	129,008	₹	133,884	₹	383,806	₹	393,558
United Kingdom		26,003		22,946		83,221		72,287

	₹	155,011	₹	156,830	₹	467,027	₹	465,845

No customer individually accounted for more than 10% of the revenues during the three and nine months ended December 31, 2023 and 2024.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)	Restructuring cost of ₹ 2,678 and ₹ 6,814 for the three and nine months ended December 31, 2023, respectively is included under Reconciling items.
e)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 3,893 and ₹ 1,577, for the three months ended December 31, 2023 and 2024, respectively and of ₹ 9,187 and ₹ 6,278 for the nine months ended December 31, 2023 and 2024, respectively and change in fair value of contingent consideration of ₹ (2) and ₹ Nil, for the three months ended December 31, 2023 and 2024, respectively and of ₹ (508) and ₹ (167) for the nine months ended December 31, 2023 and 2024, respectively.

Segment results of IT Services segment for the three and nine months ended December 31, 2023 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination. (Refer to Note 6)

f)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,190 and ₹ 1,712 for the three months ended December 31, 2023 and 2024, respectively and ₹ 4,297 and ₹ 4,347 for the nine months ended December 31, 2023 and 2024 respectively.

g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 68 and ₹ 77 for the three months ended December 31, 2023 and 2024, respectively and ₹ (2,174) and ₹ (766) for the nine months ended December 31, 2023 and 2024 respectively.

29. List of subsidiaries, associate and joint venture as at December 31, 2024 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium

		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.

	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE

	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (6)	USA

Aggne Global IT Services Private Limited (3)			India

Wipro, Inc. (7)			USA
	Wipro Life Science Solutions, LLC (8)		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 55% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.
(5)	Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.
(6)	Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.
(7)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024.
(8)	Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (9)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (9)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (9)	Germany
		Wipro IT Services Austria GmbH	Austria

(9)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at December 31, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

30. Buyback of equity shares

During the nine months ended December 31, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

31. Issue of bonus shares

The bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

32. Events after the reporting period

The Board of Directors in their meeting held on January 17, 2025, declared an interim dividend of ₹ XXX /- (USD XXX) per equity share and ADR (XXX% on an equity share of par value of ₹ 2 /-).

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815
Bengaluru
January 17, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Income
	a) Revenue from operations	223,188	223,016	222,051	665,842	675,520	897,603
	b) Foreign exchange gains/(losses), net	410	(396)	262	(192)	468	340

I	Total income	223,598	222,620	222,313	665,650	675,988	897,943

	Expenses
	a) Purchases of stock-in-trade	459	1,034	1,453	2,157	3,007	3,832
	b) Changes in inventories of stock-in-trade	318	(152)	(616)	164	122	278
	c) Employee benefits expense	133,035	134,695	134,234	400,023	413,046	549,301
	d) Depreciation, amortization and impairment expense	6,765	8,308	9,316	22,362	25,666	34,071
	e) Sub-contracting and technical fees	25,903	24,582	25,780	75,252	78,712	103,030
	f) Facility expenses	3,884	3,937	3,562	11,954	10,829	14,556
	g) Travel	3,164	3,836	3,529	10,937	11,753	15,102
	h) Communication	871	1,079	1,313	2,943	3,922	4,878
	i) Legal and professional fees	2,842	3,013	2,477	8,137	7,235	9,559
	j) Software license expense for internal use	5,080	4,702	4,675	14,387	13,983	18,378
	k) Marketing and brand building	1,032	838	1,031	2,674	2,888	3,555
	l) Lifetime expected credit loss/ (write-back)	(608)	593	(166)	(41)	273	640
	m) (Gain)/loss on sale of property, plant and equipment, net	77	(820)	68	(766)	(2,174)	(2,072)
	n) Other expenses	1,810	(174)	2,792	3,283	6,000	6,736

II	Total expenses	184,632	185,471	189,448	553,466	575,262	761,844

III	Finance expenses	4,146	3,569	3,125	11,003	9,244	12,552
IV	Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)

VI	Profit before tax [I-II-III+IV+V]	44,533	42,778	35,521	127,527	108,588	147,210

VII	Tax expense	10,866	10,512	8,515	31,228	26,049	36,089

VIII	Profit for the period [VI-VII]	33,667	32,266	27,006	96,299	82,539	111,121

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	(231)	323	253	150	259	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(367)	153	141	(533)	33	(473)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	1,853	5,115	3,601	5,569	5,063	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	1	13	(15)	14	(196)	(198)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	269	(368)	(324)	(95)	(73)	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(171)	(103)	(88)	(189)	113	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1,100)	(673)	(286)	(1,555)	1,300	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	37	390	(81)	611	1,255	1,516

IX	Total other comprehensive income for the period, net of taxes	291	4,850	3,201	3,972	7,754	7,127

	Total comprehensive income for the period [VIII+IX]	33,958	37,116	30,207	100,271	90,293	118,248

X	Profit for the period attributable to:
	Equity holders of the Company	33,538	32,088	26,942	95,658	82,106	110,452
	Non-controlling interests	129	178	64	641	433	669

		33,667	32,266	27,006	96,299	82,539	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	33,783	36,942	30,154	99,590	89,963	117,744
	Non-controlling interests	175	174	53	681	330	504

		33,958	37,116	30,207	100,271	90,293	118,248

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,938	10,463	10,448	20,938	10,448	10,450

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						739,433

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and nine months ended periods are not annualized)
	Basic (in ₹)	3.21	3.07	2.58	9.15	7.73	10.44
	Diluted (in ₹)	3.20	3.06	2.58	9.13	7.71	10.41

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2024, have been approved by the Board of Directors of the Company at its meeting held on January 17, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the three months ended September 30, 2024 and nine months ended December 31, 2024, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), and for the nine months ended December 31, 2023 and year ended March 31, 2024 includes gain on sale of immovable properties of ₹ (2,357).

4.

Other expenses are net of reversals of contingent consideration of ₹ Nil, ₹ 167, ₹ 2 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, ₹ 167 and ₹ 508 for the nine months ended December 31, 2024 and 2023, and ₹ 1,300 for the year ended March 31, 2024, respectively. Other expenses are net of insurance claim received of ₹ Nil, ₹ 1,805, ₹ Nil for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, ₹ 1,805 and ₹ Nil for the nine months ended December 31, 2024 and 2023, and ₹ Nil for the year ended March 31, 2024, respectively.

5.	List of subsidiaries, associate and joint venture as at December 31, 2024 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway

		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (6)	USA
Aggne Global IT Services Private Limited (3)			India

Wipro, Inc. (7)			USA
	Wipro Life Science Solutions, LLC (8)		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 55% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.
(5)	Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.
(6)	Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.
(7)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024.
(8)	Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (9)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (9)	Singapore

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (9)	Germany
		Wipro IT Services Austria GmbH	Austria

(9)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at December 31, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 are as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	72,010	68,393	68,581	208,103	201,001	268,230
Americas 2	68,120	67,932	66,541	203,390	201,758	269,482
Europe	59,282	61,821	61,473	181,525	192,583	253,927
APMEA	23,439	23,811	24,913	70,753	77,678	102,177

Total of IT Services	222,851	221,957	221,508	663,771	673,020	893,816
IT Products	747	663	805	1,879	2,968	4,127

Total segment revenue	223,598	222,620	222,313	665,650	675,988	897,943

Segment result
IT Services
Americas 1	14,966	13,338	16,459	41,991	45,283	59,364
Americas 2	15,275	15,005	15,180	45,813	43,372	59,163
Europe	7,600	7,821	7,906	21,294	25,421	33,354
APMEA	3,667	3,070	3,433	9,178	9,218	12,619
Unallocated	(2,518)	(1,912)	(7,552)	(5,907)	(15,293)	(20,304)

Total of IT Services	38,990	37,322	35,426	112,369	108,001	144,196
IT Products	29	(183)	114	(201)	(514)	(371)
Reconciling Items	(53)	10	(2,675)	16	(6,761)	(7,726)

Total segment result	38,966	37,149	32,865	112,184	100,726	136,099

Finance expenses	(4,146)	(3,569)	(3,125)	(11,003)	(9,244)	(12,552)
Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)

Profit before tax	44,533	42,778	35,521	127,527	108,588	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 410, ₹ (396), and ₹ 262 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023 respectively, ₹ (192), and ₹ 468 for the nine months ended December 31, 2024, December 31, 2023, respectively and ₹ 340 for the year ended March 31, 2024, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	Restructuring cost of ₹ 2,678 and ₹ 6,814 for the three and nine months ended December 31, 2023 respectively, and ₹ 6,814 for the year ended March 31, 2024, is included under Reconciling Items.
e)	Reconciling Items for the year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 1,577, ₹ 2,919, ₹ 3,893, ₹ 6,278, ₹ 9,187 and ₹ 11,756 for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively, and change in fair value of contingent consideration of ₹ Nil, ₹ (167), ₹ (2), ₹ (167), ₹ (508) and ₹ (1,300) for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively.

Segment results of IT Services segment for the three and nine months ended December 31, 2023 and year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,712, ₹ 1,306 and ₹ 1,190 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively and ₹ 4,347 and ₹ 4,297 for the nine months ended December 31, 2024, December 31, 2023, respectively, and ₹ 5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 77, (820) and ₹ 68 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively and ₹ (766) and ₹ (2,174) for the nine months ended December 31, 2024, December 31, 2023, respectively, and ₹ (2,072) for the year ended March 31, 2024.

7.	Buyback of equity shares

During the nine months ended December 31, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended December 31, 2023, September 30, 2023 and June 30, 2023 will not add up to earnings per share for the nine months ended December 31, 2023, on account of buyback of equity shares.

8.	Issue of bonus shares

The bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.	Events after the reporting period

The Board of Directors in their meeting held on January 17, 2025, declared an interim dividend of ₹ XXX /- (USD XXX) per equity share and ADR (XXX% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: January 17, 2025	Rishad A. Premji Chairman